EXHIBIT 1

June 28, 2005

ANNUAL INFORMATION FORM
2005

June 28, 2005	CORPORATE OFFICE 8585 Côte-de-Liesse Saint-Laurent, Québec Canada H4T 1G6

TABLE OF CONTENTS

ITEM 1	COVER PAGE	1

ITEM 2	TABLE OF CONTENTS	2

ITEM 3	CORPORATE STRUCTURE OF CAE	3
	3.1 Name, Address and Incorporation	3
	3.2 Inter-corporate Relationships	4

ITEM 4	GENERAL DEVELOPMENT OF THE BUSINESS	4
	4.1(a) General	4
	4.1(b) History	5
	4.1(c) Industry Overview and Trends	9
	4.1(d) Civil Simulation and Training	9
	4.1(e) Military Simulation and Training	12

ITEM 5	NARRATIVE DESCRIPTION OF THE BUSINESS	14
	5.1 General	14
	5.1(a) Summary of Business Segment	15
	5.1(b) Production and Services	24
	5.1(c) Specialized Skill and Knowledge	25
	5.1(d) Competition	25
	5.1(e) Components	26
	5.1(f) Intangible Properties	26
	5.1(g) Cycles	27
	5.1(h) Environmental Protection	27
	5.1(i) Employees	27
	5.1(j) Foreign Operations	28
	5.1(2) Reorganization	29
	5.2 Risk Factors	29

ITEM 6	DIVIDENDS	35

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	35

ITEM 8	MARKET FOR SECURITIES	35
	8.1 Trading Price and Volume	35

ITEM 9	DIRECTORS AND OFFICERS	36
	9.1 Name and Occupation	37
	9.2 Cease, Trade Orders, Bankruptcies, Penalties or Sanctions	41
	9.3 Conflicts of Interest	41

ITEM 10	TRANSFER AGENTS AND REGISTRARS	41

ITEM 11	MATERIAL CONTRACTS	41

ITEM 12	AUDIT COMMITTEE	42
	12.1 Mandate	42
	12.2 Membership	46
	12.3 Approval of Services	47

ITEM 13	ADDITIONAL INFORMATION	48

SCHEDULE “A” SUBSIDIARIES		50

INFORMATION INCORPORATED BY REFERENCE

The Company’s Review of Operations and Management’s Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2005, and the notes thereto (the “Consolidated Financial Statements”) appear on pages 16 to 41 and pages 43 to 86 respectively in the Annual Report to Shareholders for the year ended March 31, 2005 (the “Annual Report”). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 27 to the Consolidated Financial Statements. The information contained therein is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2005 refer to the period from April 1, 2004 to March 31, 2005, references to fiscal 2004 refer to the period from April 1, 2003 to March 31, 2004, and references to fiscal 2003 refer to the period from April 1, 2002 to March 31, 2003.

This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 36 and 37 of the Annual Report. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

ITEM 3 — CORPORATE STRUCTURE OF CAE

3.1 Name, Address and Incorporation

March 17, 1947:	CAE Inc. (the “Company” or “CAE”) was incorporated under the name Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent.

July 5, 1965:	The name of the Company was changed to CAE Industries Ltd.

August 3, 1977:	The Company was continued under the Canada Business Corporations Act (the “CBCA”) by certificate of continuance.

June 10, 1993:	The Company changed its name to its present one, CAE Inc.

In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares. Each issued and outstanding Class A and Class B share was redesignated and changed into three common shares.

In 1981, the Company’s articles were again amended to subdivide the issued and outstanding common shares on a three-for-one basis, and to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the directors of the Company may determine by resolution. The articles were amended further in 1984 and 1986, in each case to subdivide the issued and outstanding common shares on a two-for-one basis.

On June 9, 1995, the Company’s articles were amended to authorize the directors to appoint additional directors in accordance with the provisions of the CBCA.

On April 1, 2001, the Company was amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

The Company’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 341-7699.

3.2 Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule “A” hereto.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1(a) General

Following incorporation in 1947, CAE’s primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defence requirements. A few years later, CAE began its commercial flight simulation activities.

From the 1960s to the turn of the century, the Company embarked on a program of growth and diversification. CAE acquired several new businesses, both in its traditional aerospace and electronics market segment and in several industrial technology segments. The industrial technology businesses provided a number of diverse engineered products and services for industries worldwide, chiefly those involved in fiber processing technologies (forest products, pulp and paper), cleaning technologies (automotive parts, medical equipment and electronic food processing), and railway technologies and services.

The strategy was significantly changed in fiscal 2000, with the focus turned to the Company’s core strengths and key opportunities. Over the last five years, CAE executed this strategy, divesting itself of its non-core businesses and transforming from being primarily a manufacturer of simulation equipment to also being a provider of fully integrated training in its core businesses: Civil Simulation and Training (CS&T) and Military Simulation and Training (MS&T).

CAE’s strategy going forward revolves around taking the necessary steps to restore shareholder value. It will do this by leveraging its extensive experience in modeling and simulation to expand both vertically into other products and services within the aerospace and defence industry, as well as horizontally to pursue opportunities presented by emerging markets such as homeland defence and urban simulation. In order to be able to respond to growth opportunities, CAE must continue to invest in new and innovative technologies. See section 5.1 (2) “Reorganization” of this AIF for further details.

4.1(b) History

Over the past three fiscal years, CAE completed the following divestitures to better focus on its core businesses:

On June 28, 2002, CAE sold CAE Cleaning Technologies plc, one of CAE’s Cleaning Technologies operations, to the same former management group which previously purchased CAE Ransohoff Inc. and CAE Ultrasonics, Inc. earlier that year.

On August 16, 2002, CAE sold its sawmill businesses to COE Manufacturing Company.

On April 30, 2003, CAE sold the operations of CAE Beyss GmbH, another of CAE’s Cleaning Technologies businesses, to Bavaria Industriekapital AG.

On May 2, 2003, CAE sold its wood products business to Carmanah Design and Manufacturing Inc., a TD Capital company.

On July 31, 2003, CAE sold substantially all the assets of its last remaining Cleaning Technologies business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio.

CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (“L-3”) of New York, New York during the fourth quarter of fiscal 2005 in a transaction valued at $239 million, resulting in an after-tax gain of approximately $104 million. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of £23.0 million of project-finance related debt for the UK Astute Class submarine training program, following all required approvals being obtained.

Through a combination of divestments and consolidations, the Company reduced the number of profit centers from 21 to 3.

April 1, 2005 CAE formed the Simulation Products Group to consolidate all manufacturing activities as well as engineering, program management, global procurement, and sales and marketing of civil simulation equipment. Its most important priorities are lowering costs across the board and shortening manufacturing cycle times.

CAE is investing in software and hardware innovations that will sustain its leading-edge technologies as well as complement its training services for CAE training centers and other customers. Examples of such innovation are the Company’s SimFinity™ leading-edge simulation-based courseware, its Tropos™ and Medallion-S™ image generators and its STRIVE™ software development framework to test, model and design military systems during their planning and acquisition phases.

CAE has continued its investment in pilot training, and its increased access to the US and European military markets, during the past three years. In addition to acquisitions, CAE’s move into civil aviation and training was further accelerated during that period with the following training center initiatives:

•	In May 2004, CAE acquired LAN’s training facility in Santiago, Chile and commenced providing flight training to LAN’s pilots under a 10-year services agreement. CAE added an Airbus A320 full flight simulator (“FFS”) in January 2005 to the existing Boeing 737-200 FFS already in operation in the center. A Boeing 767-300ER FFS will be added later in 2005. The A320 device is part of the CAE-Airbus training cooperation.

•	CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) formed an aviation training joint venture, consolidating the assets of their respective Spanish training centres – CAE’s in Alcala and Iberia’s at the Barajas airport. CAE contributed its Alcala assets and Iberia its Barajas assets and related debt to form a new company, in which Iberia is now training its nearly 2,000 pilots. CAE and Iberia have an 80-20 equity split, respectively.

•	In August 2002, CAE and Airbus entered into a ten-year renewable co-operation agreement to develop a global network of training centers with the largest fleet of Airbus FFS in the world and offering a very high quality of Airbus flight crew training. Under this agreement, CAE is providing equipment, facilities and advanced training technologies while Airbus is providing its courseware and training expertise. The result is a worldwide global network of training centers combining the Miami and Toulouse Airbus facilities with those of CAE in Denver, Toronto, Madrid, Brussels, Rome, Dubai, Singapore and Sao Paulo. CAE is responsible for adding FFS and related training technologies in line with Airbus standards and expanding the global network according to market demand. This network is offering the whole range of integrated training solutions, from simulator availability to complete training for initial, recurrent, transition and specialty training.

•	The Denver, Colorado facility became operational in July 2002. The four-bay center is currently operating four simulators: an Airbus A320, two Bombardier CRJ200/700 and a

CRJ200. The Denver center is strategically located close to the country’s sixth busiest airport and is the first independent training center in the US for Bombardier CRJ700 regional jets. Two airlines are the anchor tenants in the new facility: Frontier Airlines and Air Wisconsin. The two carriers have committed to long-term training agreements of 5 years and 15 years, respectively. Other current customers include Horizon Air and over-flow training from Mesa Air Group.

•	CAE’s training facility located in an Arizona State University building near Phoenix, Arizona became operational in March 2003, and the Company signed a 10-year training contract with Mesa Air Group (“Mesa”) for services at that center. CAE is providing training solutions to Mesa, primarily in support of the airline’s fleet of Bombardier CRJ and Embraer ERJ-145 aircraft. CAE has installed a Bombardier CRJ200/700/900 FFS and an Embraer ERJ-145 FFS in the two-bay facility. With this new facility, CAE became the first independent training provider for the new CRJ900 regional jet. The contract with Mesa also includes CAE’s SimFinity™ CRJ200/700/900 Integrated Procedure Trainer, the latest high-fidelity SimFinity™ three-dimensional training solution.

•	CAE and China Southern Airlines (“China Southern”) announced in November 2002 the formation of a joint venture to provide aviation-training solutions for Asian carriers. The joint venture company, Zhuhai Xiang Yi Aviation Technology Company Limited, is owned 51% by China Southern and 49% by CAE and is operating from China Southern’s training facility at its Zhuhai flight base in Guangdong province. It is focused on developing and delivering high technology training solutions for aviation, initially offering simulation-based pilot training and other technical services for carriers operating Boeing 737NG, 737-300, 777, 757-200 and Airbus A320 and A321 aircraft.

•	In operation since June 2002, Emirates-CAE Flight Training Center resulted from a July 2001 teaming agreement between Emirates Airlines and CAE. Located in a new 14 bay-facility, the center includes Airbus A319/A320/A321, Airbus A330/340, Boeing 737 NG/BBJ, Gulfstream IV and Gulfstream V FFS and a convertible Hawker 800/800XP FFS. The Dubai center is offering the highest standard in aviation training and facilities in the region for both airlines and corporate aircraft operators. It trains pilots to European Joint Aviation Authorities (“JAA”), UAE GCAA and US Federal Aviation Administration (“FAA”) standards on CAE-designed FFS. Emirates-CAE Flight Training is equipped with the industry’s latest integrated training technologies including CAE’s SimFinity™ classroom trainer and convertible A320/B737 Integrated Procedures Trainer (“IPT”).

CAE has experienced significant successes in military simulation and training in recent fiscal years:

•	CAE-led Landmark Training Ltd. (“Landmark”) was selected in 2004 as the intended preferred bidder for the British Army’s Armoured Vehicles Training Service (AVTS) program. The AVTS program was to have been a private finance initiative designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark was notified on June 15, 2005 by the UK Ministry of Defence of a change of approach to the program as it now intends to proceed with a conventional procurement strategy.

•	In June 2003, CAE announced the creation of a consortium named “Rotorsim”, owned equally by CAE and Agusta S.p.A., to operate a new helicopter training facility in Sesto Calende, Italy and to provide integrated training solutions for AgustaWestland helicopters. The Rotorsim facility will open in early 2006 with the delivery of a CAE-built A109 full mission simulator (“FMS”). Later in 2006, Rotorsim will add a CAE-built AB139 FMS to the training centre. CAE subsequently signed a $7.8 million contract with Agusta S.p.A. for an upgrade to the Italian army’s A129 helicopter flight simulator located at the army-training base in Viterbo, Italy. CAE will provide its CAE Medallion-STM image generator as part of the upgrade program.

•	CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) opened at Royal Air Force (RAF) Base Benson in Oxfordshire in 2000. The facility is the product of a highly innovative, 20 year, private finance initiative contract with the UK MoD. Payment is based on a guaranteed minimum usage and also allows for third party usage. Currently third party training is being provided to the Air Forces of The Netherlands, Republic of Singapore, Canada and others. The facility provides training to the RAF and third party customers on the Eurocopter Puma, Boeing CH-47 Chinook, and AgustaWestland EH-101 Merlin helicopters. The MSHATF is equipped with six CAE-built FMS (three Chinook, two Merlin, one Puma), four computer-based training classrooms, and a state-of-the-art tactical control center to plan and monitor training missions. It is staffed with a team of highly experienced former military instructors.

•	Over the past several fiscal years, CAE USA has played a key role in establishing CAE’s presence in the critical US defence market. CAE USA is qualified as a prime contractor for each of the major US services (Air Force, Army, Navy), thus affording CAE USA the opportunity to pursue key US defence training and simulation programs. CAE USA is qualified as a prime contractor on the US Air Force Training Systems Acquisition II contract, US Army STRICOM Omnibus Contract, and US Navy Training Systems Contract. Recently, CAE USA qualified as a prime contractor for the first time on the US Navy’s Fielded Training Systems Support contract.

•	The past three fiscal years have seen CAE USA establish a growing relationship with the US Army’s 160th Special Operations Aviation Regiment, an elite unit known as the “Night Stalkers”. CAE USA has been awarded contracts valued at more than $150 million over the past three years to design and develop a range of mission rehearsal and training systems for this customer. Included in CAE’s development has been the world’s first A/MH-6 Little Bird combat mission simulator, which is being delivered to the 160th during the summer of 2005. CAE is working on a range of innovative developments for the Special Operations Forces.

•	In fiscal 2005, CAE USA secured a significant program win with the US Navy to develop a range of training systems for the new MH-60S Knighthawk helicopter. CAE USA is under contract to design and manufacture three MH-60S tactical operational flight trainers and four MH-60S weapons tactics trainers in a program valued at more than $80 million.

These last few examples underscore the close relationship that CAE has established in the US military market over the past several years.

4.1(c) Industry Overview and Trends

The civil and military markets CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the nature and composition of aircraft fleets, pilot demographics, certification requirements and market demand for commercial and business air travel. The Company believes the military market is most influenced by a combination of defence spending and the nature of military activity.

4.1(d) Civil Simulation and Training

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today’s most sophisticated civil flight simulators are rated Level D by the FAA or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, service, delivery, supplier reputation, price and life cycle costs. In fiscal 2005, 17 FFS were sold to third parties in the global competed market, in which contracts are awarded on the basis of a competitive bidding process. Average prices for civil flight simulation equipment can range from up to US$1 million for sophisticated procedure trainers, from US$2 to US$6 million for a flight training device (FTD) to US$11 to US$15 million for an FFS, assuming that OEM-supplied data, parts and equipment are included.

Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of training equipment, facilities, tools, programs, and instructors designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, and to enable maintenance workers to inspect, maintain and repair aircraft. Training is carried out by airlines as well as independent training providers. Currently, approximately half of the FFS in use around the world are owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines also use independent training facilities to supplement their training programs. Ownership of simulators by regional airlines is considerably less common and virtually not the case for business aircraft operators. As a result these companies primarily use independent training providers.

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and FFS effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as it is 5 to 10 times cheaper to train in a simulator than in a civil aircraft. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. FFS training users are also accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions. In the past, the use of independent training services was limited by the availability of convenient training centers. With the development of additional independent training centers around the world, CAE believes that this historical deterrent will be addressed. CAE believes that the costs of acquiring and maintaining FFS will encourage additional usage of independent training providers by commercial airlines.

Pilot Certification and License Requirements

Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be satisfied through simulated flight and many pilots elect to do so.

Expansion and Diversification of Aircraft Fleets

The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 20 wide-bodied commercial aircraft in operation, with that ratio changing to one for 40 regional jets and one for 80 business aircrafts.

New aircraft deliveries are a major driver for this market. In ‘‘The World Market for Large Commercial Jet Transports’’, Forecast International/DMS Inc. projects that 6,075 large commercial jet transports will be produced from 2005 to 2014.

Demand in recent years for civil air travel and the timing of delivery of new aircraft were adversely affected by the September 11, 2001 terrorist attacks, the ensuing war in Afghanistan, the SARS epidemic and the war on Iraq. As a result, aircraft orders suffered and CAE experienced a reduction in new third party orders for FFS. The market uncertainty caused by these events had a very negative effect on commercial airlines, aircraft manufacturers and, by extension, CAE, the Civil simulation division of which is somewhat dependent on the health and success of those industries. However, the impact of these events has been less severe on the demand for flight training services as pilots still need to be trained.

Virtually every business aircraft transaction, whether a new or after-market transaction, triggers the need for pilot training. Business aircraft simulation training is provided by independent training providers. CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales – 11,036 are forecast to be produced between 2005 and 2014 — and the increase in fractional ownership and unscheduled charter flights. Long-term growth in civil air travel will drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

Pilot Demographics

According to AIR Inc., US pilot hiring in 2004 doubled from 2003. In 2004, 9,382 were hired and more than 10,800 are expected to be hired in 2005. The most active airlines in the hiring are the low-cost, nationals and regional airlines. As pilots retire, other pilots must be trained to fly the aircraft. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years, there have been fewer available military pilots. The relative lack of available military pilots has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements. The number of pilots on furlough in the US declined by 6% in 2004.

Other Factors

The September 11, 2001 terrorist attacks had an immediate and severe adverse impact on the passenger traffic and yields of CAE’s customers in the civil airline industry. Even as the after-effect on the industry of the shock of that event and the subsequent war in Afghanistan were receding, the SARS epidemic and Iraqi war again caused a sharp drop-off in commercial travel coupled with higher fuel and other costs. Civil airline operators have continued to experience significantly lower revenue and have incurred additional costs for increased security, higher insurance premiums and jet fuel. Despite increased passenger traffic, the market is still fragile. Because of these events, resulting airline bankruptcies and funding problems and continuing weak domestic and international economic conditions, CAE expects that the delivery of new aircraft will be slightly higher than in 2004.

4.1(e) Military Simulation and Training

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters and transport aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their essential combat skills in a safe, cost-effective and realistic range of environments. It is 15 to 25 times cheaper to train in a simulator than in a military aircraft. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

CAE believes the following trends will influence the development of the military simulation and training market:

Increasing Defence Spending

Following the September 11, 2001 terrorist attacks, the US government increased its defence spending. The fiscal 2005 national defence budget in the US was more than US$455 billion, which does not include additional funding requested to support the war effort in Iraq. In fiscal 2006, according to the US Office of Management and Budget the US defence budget is expected to be about US$420 billion plus an anticipated $50 billion to $75 billion in supplemental funding expected for the war on terror. The US government’s defence spending has recently represented close to 50% of the world’s total defence spending and this is expected to continue through this decade. Apart from spending on defence, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

Rapid Evolution of Technology and Warfare

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by recent events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (“UAV”) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to modeling, simulation, and simulation-based training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the Eurofighter 2000, the A400M military airlifter and the NH90 helicopters to provide significant simulation and training opportunities. In addition, upgrades to aircraft such as the German Tornado tactical aircraft and the UK Lynx helicopter fleets will create additional flight simulation requirements. In North America, the US Air Force’s upgrade of its C-130 fleet under the C-130 Avionics Modernization Program will also require corresponding upgrades and new simulators to train aircrews on upgraded aircraft. Other aircraft programs such as the F-35 (Joint Strike Fighter), the US Navy’s Multi-mission Maritime Aircraft and the US Army’s Armed Reconnaissance Helicopter will also enter service in the US over the next decade and produce opportunities for training systems. CAE is actively pursuing these opportunities.

Evolving Role of Simulation Training

CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the development of extensive environment databases offer militaries the ability to train in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective than training personnel on actual equipment. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation Based Acquisition initiatives of the US Department of Defense which seek to use simulation to evaluate competing system designs prior to commitment to full scale design and development.

Increasing Interest of Governments in Privately Financed Long-Term Training Models

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term private financed initiatives (“PFI”) because these companies can deliver an integrated training solution more quickly and efficiently and at lower cost. CAE’s MSHATF is already in full scale operation in the UK’s first military training PFI. CAE-led Landmark Training Ltd. (“Landmark”) was selected in 2004 as the intended preferred bidder for the British Army’s Armoured Vehicles Training Service (AVTS) program. The AVTS program was to have been a private finance initiative designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark was notified on June 15, 2005 by the UK Ministry of Defence of a change of approach to the program as it now intends to proceed with a conventional procurement strategy. The government of Germany awarded a consortium that includes CAE, Eurocopter, Rheinmetall Defence Electronics GmbH and Thales a contract to provide NH90 helicopter training services to the German Armed Forces over 14.5 years beginning in 2008.

ITEM 5– NARRATIVE DESCRIPTION OF THE BUSINESS

5.1 General

CAE is a world leading designer and manufacturer of advanced simulation equipment and provider of integrated training solutions for the military and civil aviation markets. With nearly 60 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

CAE has delivered simulation products to the military forces of more than 30 countries. The Company is the world’s leading supplier of civil flight simulators in the competed market and is the second largest independent provider of civil aviation training services based on the number of simulators in operations.

CAE has a global presence with about 4,800 employees at manufacturing operations and training facilities in 17 countries on five continents. CAE reported fiscal 2005 results based on two business segments: (i) Civil Simulation and Training; and (ii) Military Simulation and Training. The Company’s consolidated revenue from continuing operations in fiscal 2004 and 2005 was $938.4 and $986.2 million, respectively, and is broken down as follows:

Revenue by Product Line (%)
	2005	2004
Civil Simulation and Training	53%	49%
Military Simulation and Training	47%	51%

	100	100

Geographic Distribution of Revenue (%)
	2005	2004
US	42%	32%
Germany	11%	14%
UK	9%	9%
Canada	8%	12%
Other European countries	14%	16%
Other countries	16%	17%

	100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries and divisions:

CIVIL SIMULATION AND TRAINING

Canada

▪	Montreal, Quebec

▪	Toronto, Ontario

United States

▪	Dallas, Texas

▪	Denver, Colorado

▪	Fort Worth, Texas

Europe

▪	Amsterdam, The Netherlands

▪	Brussels, Belgium

▪	Burgess Hill, United Kingdom (shared with MS&T)

▪	Madrid, Spain

▪	Maastricht, The Netherlands

▪	Evora, Portugal

Other

▪	Dubai, United Arab Emirates

▪	Sao Paulo, Brazil

▪	Santiago, Chile

▪	Zhuhai Guangdong, China

MILITARY SIMULATION AND TRAINING

Canada

▪	Montreal, Quebec

▪	Ottawa (CAE Professional Services)

United States

▪	Tampa, Florida

Europe

▪	Burgess Hill, United Kingdom

▪	Royal Air Force base, Oxfordshire, United Kingdom

▪	Stolberg, Germany

Other

▪	Silverwater, Australia

5.1 (a) Summary of Business Segments

Civil Simulation and Training

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Bell Helicopter and Sikorsky. During fiscal 2005, CAE was awarded 17 of 22 FFS orders or 77% of the worldwide-competed market (fiscal 2004 — 16 of 19 FFS orders). CAE also captured 10 of 22 competed visual systems, or 45% of the worldwide competed visual systems market. Since its inception, CAE has taken orders for more than 500 FFS and FTDs from over 110 commercial airlines, aircraft manufacturers and external training centers in 38 countries, and to date has delivered nearly 490. With half a century of experience in designing and manufacturing FFS, CAE has established long-standing relationships with leading commercial airlines throughout the world.

In 2001, CAE entered the civil flight training business by opening its first pilot training center in Sao Paulo, Brazil in April and launching its Toronto, Canada facility in December. During 2001,

the Company also acquired Schreiner Aviation Training BV (“Schreiner”) and SimuFlite Training International, Inc. (“Simuflite”), adding six new pilot training centers to its operations. CAE is the world’s second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2005, CAE had an installed base of 106 civil FFS in 23 locations on four continents.

CAE intends to continue to expand its global network of strategically located training centers. The Company’s practice is to endeavour to secure at least one long-term training agreement with a major or regional airline prior to establishing a new civil training center. CAE’s customers at the commercial aviation training centers include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The third party aviation training centers are used by more than 3,000 customers who tend to use third party training centers as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus now on ramping up utilization and increasing yield (through enhanced service offerings) in the training centers owned or operated by CAE.

During fiscal year 2005, CAE and Dassault Aviation have signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE is developing two Falcon 7X FFS and a comprehensive training program that will incorporate CAE Simfinity training technology. All the Falcon FFS will be deployed in North America and Europe. The North American location will be CAE’s new training center in Morris County, New Jersey (US). The European location will be in CAE’s existing facilities in Burgess Hill, UK.

In June 2004, CAE was awarded a contract to train easyJet pilots on the Airbus A320. The contract included the installation of two A320 FFS, two CAE Simfinity Maintenance/Flight Training Devices (M/FTD), classrooms and related support services as well as the establishment of a comprehensive training curriculum. EasyJet pilots started training in our Burgess Hill training facility in November 2004.

CAE also inaugurated the A320 FFS it operates in Aeroflot training facility in Moscow. The 8-year training agreement with Aeroflot was signed in 2003 and is expected to generate about C$2.6 million (US$2 million) per year in revenue over eight years.

CAE became a Bell Associated Training Facility for Middle East-based operators of the Bell 412. Emirates-CAE Flight Training is scheduled to install a Bell 412 FFS at its facility in Dubai early in 2006.

CAE expects to maintain a commanding leadership position in civil simulation and visual systems by anticipating future customer needs through both its own training experience and trusted relationships with equipment customers, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to shorten delivery cycles through process improvements. CAE expects to improve on its lead-time, cost, quality and reputation for performance through operational improvements and research and development programs.

In fiscal 2005, many FFS orders came from the growing Asian and Middle East markets. Two FFS orders came from Etihad (A330/340), three from Emirates (A380, A340-600), four from Chinese operators (A330, A330/340-600, EMB 170) and one business aircraft FFS order from Singapore Flying College (Learjet 45).

CAE signed a contract with Airbus in fiscal 2004 for the development of the world’s first A380 FFS. The initial A380 FFS was shipped to Airbus in Toulouse in May 2005 to be ready for use at the end of June 2005. CAE is providing a complete range of training devices for the A380, including two FFS equipped with the CAE TroposTM visual system and CAE SimfinityTM software licenses for desktop and laptop trainers for $55 million. In addition, CAE and Airbus have joined forces to offer Airbus Corporate Jetliner (“ACJ”) enhanced training courses. ACJ customers have access to training at 10 sites worldwide, including for the first time ever, four sites in North America.

In fiscal 2005, CAE signed three more orders for A380. CAE and Qantas signed a contract for a suite of Airbus A380 integrated training solutions, including an FFS and a CAE SimfinityTM training device. The training equipment package is valued at about $25 million and delivery of the FFS is slated for summer 2006. CAE was also selected by Emirates to provide two A380 FFS. As part of this contract, CAE became Emirate’s exclusive provider of FFS for 10 years.

CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE SimFinity™ system, also complement its traditional strength in FFS and FTDs. In fiscal year 2005, CAE sold 18 3d CAE Simfinity devices (Integrated Procedures Trainers (IPT), Maintenance/Flight Training Devices (M/FTD), FTDs). These orders included Qantas A380 IPT, JetBlue EMB190 FTDs (3 units), Singapore Learjet 45 IPT, FAA 737NG IPT and others. Pilots using CAE’s SimFinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. Combined with a growing network of training centers, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a range of training solutions.

Fiscal 2005 Asset Impairment and Restructuring Charges

The Company performs the annual testing for impairment of its goodwill and intangible assets as at December 31 of each year using the two-step method prescribed under Canadian GAAP. Based on the test performed as at December 31, 2004, CAE concluded that an impairment charge was required.

During the third quarter of fiscal 2005, CAE’s Management initiated a comprehensive review of current performance and the strategic orientation of its business units. This strategic review revealed that several factors have emerged and or worsened over the course of the past year that severely affected the Civil business, including:

•	the enduring adverse economic and financial environment of the airline industry creating a new market reality, including a decreased level of interest in pilot training outsourcing;

•	the appreciation of the Canadian dollar ;

•	the erosion of the less than 50-seat regional jet market; and

•	the escalating cost of acquiring data, parts and avionics for the manufacturing of FFS and other training devices.

Most of these elements are outside the direct control of the Company and currently show only modest signs of abatement. These elements caused Management to recalibrate some key assumptions in Civil’s strategic planning.

New Market Reality

The enduring adverse economic environment of the airline industry, first initiated in 2001 with the 9/11 terrorist attacks, then further impacted by the SARS outbreak in Asia and the Afghanistan and Iraq wars, was, in 2004, exacerbated by soaring fuel costs and declining yields. These factors continue to offset the extensive cost-cutting initiatives the airlines have undertaken to such a point that US airlines lost an estimated US$5 billion in 2004 when less than a year ago, analysts were forecasting a break-even year. This fourth consecutive year of important losses for US airlines shows that there are no immediate solutions underway. In addition, the four years of lost growth will not easily be made up as only in mid-2004 did traffic volume return to pre-9/11 levels. CAE is now in a new market reality where cost management is at the centre of all decisions. In addition, interest in training outsourcing, which could be a contributor to improving cost-effectiveness, is low on the airline industry’s priority list, where the focus is mainly on reducing labour and fleet costs. This new reality has translated into continued price pressures on Civil’s equipment and training businesses.

Appreciation of the Canadian Dollar

The vast majority of Civil equipment revenues are based in US dollars while Civil’s manufacturing costs are primarily in Canadian dollars. Therefore, the appreciation of the Canadian dollar to over US$0.83 (or C$1.20) in calendar 2004 had a material adverse impact on the profitability of Civil’s business.

Erosion of the Less Than 50-Seat Regional Jet Market

The latter part of calendar year 2004 saw a major shift in demand for regional jets from the sub 50-seat segment to newer, larger platforms (70-to-100+ seat range). The value proposition for smaller regional jets has been severely impacted by the new low-yield market environment. In addition, legacy airlines are relaxing scope clauses, which previously restricted their use of 70-seat jets. Bombardier and Embraer have both reduced their 20-year market forecast in the less than 50-seat range and Bombardier has severely reduced its planned production for CRJ200s as evidenced by significant workforce reductions in 2004. These factors also make it less likely that production of the Dornier 328JET, for which CAE was the exclusive entitlement training provider, will be restored.

Escalating Cost of Acquiring Data, Parts and Avionics for the Manufacturing of FFS

In 2002, CAE launched its next generation FFS design, which was intended to reduce manufacturing and life cycle costs. However, as the Company experienced reduced throughput in its manufacturing facilities, the anticipated savings have not materialized, which has prompted Management to make this issue a key priority to address.

Furthermore, CAE has also incurred increased costs for acquiring data, parts and avionics in the past few years, with these costs representing a major component in its manufacturing of FFS.

Based on the preceding factors and the results of the strategic review previously mentioned, CAE concluded its annual testing for impairment of its goodwill and intangible assets and its impairment assessment for property, plant and equipment as well as certain other assets and deferred costs. The Company concluded that the carrying value of some of Civil’s tangible and intangible assets (including goodwill) were impaired and, on this basis, recorded in the third quarter of fiscal 2005 a $443.3 million impairment charge detailed as follows:

Detailed Impairment Charge	Impairment
(amounts in millions)	Amount

Goodwill	$205.2
Customer relations	86.7
Trade names and other intangible assets	20.4
Other assets	19.3
Property, plant and equipment (simulators)	78.4
Inventories	33.3

Total before taxes	$443.3
Tax recovery	89.1

Total impairment charge, net of tax	$354.2

The 20% tax recovery rate associated with the impairment charge was a result of the non-deductibility, for tax purposes, of some of the goodwill and intangibles assets impairment charge. As indicated in the table above, the after-tax effect of this non-cash charge on CAE’s consolidated net earnings in the third quarter of 2005 was $354.2 million or $1.43 per share.

Restructuring Charges

On February 11, 2005, CAE announced a comprehensive restructuring plan (the “Plan”) that will materially change the manner in which CAE conducts its business, and is aimed at restoring the Company’s profitability, cash flow and return on investment. This Plan, to be executed over the next 18 months, results from the extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities undertaken by the Management under the leadership of the new CEO.

The Plan, geared towards the elimination of duplication and the achievement of a more competitive cost structure, includes actions such as:

•	the rationalization of its Civil training centres footprint including the consolidation of training centres where duplication exists and reallocation of a number of FFS to maximize yield and streamlining of the management structure; and

•	the consolidation, into the new Simulation Products division as of April 1, 2005, of all manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various business units and regionally, resulting in duplication.

The Company is reducing headcount; 450 employees have already left the Company since the announcement of the Plan.

In addition, in conjunction with the Plan, the Company will be implementing a new enterprise resource planning system (“ERP”), a business management system that integrates all aspects of the business, including planning, manufacturing, and sales and marketing, in order to improve transparency, accountability and information flow. Finally, CAE’s incentive compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flows and adequate return on capital invested.

During fiscal 2005, the Company has recorded a $24.5 million restructuring charge for workforce reduction and related expenses. In line with the Plan previously announced, an additional restructuring cost in the range of up to $30 to $40 million should be incurred by the Company in fiscal 2006.

CAE experienced considerable softening of near-term demand for civil simulators in the last two years but experienced increases in simulator orders in fiscal 2005 to exceed the prior year’s level. The contracting market for civil simulators in fiscal 2003 and 2004 led to pricing pressure that is reflected in the margins of CAE’s backlog. The growth expected from training operations and a continued focus on productivity savings through cycle time reductions and other cost containment initiatives should position CAE to benefit from the gradual recovery of the civil airline industry.

Military Simulation and Training

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and patrol/transport planes. Its military simulators provide full combat environments that include interactive enemy and friendly players, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Infra Red and Low Light Level TV Sensors. CAE has also moved beyond the supply of simulation equipment into the provision of military training with the Company’s MSHATF in the UK and its C-130 training facility in Tampa, Florida. In 2006, Rotorsim will open a helicopter training centre in Sesto Calende, Italy. Rotorsim is owned equally by CAE and Agusta S.p.A.

CAE provides simulation equipment and training to the military forces of more than 30 countries, including all the US services. CAE has provided simulators for a wide range of aircraft and has more rotary wing expertise than any other simulator manufacturer. The Company has established a leading position in Europe in the supply of army command team land-based training systems, by supplying such systems to the forces of Germany, Austria, Italy, Norway, Finland and Ireland. The selection of a CAE visual system for the prestigious

Eurofighter program solidly establishes CAE’s Medallion-S™ visual system as a premier system for fast jet simulation applications. The Medallion-S™ visual system is also being used to upgrade the US Army’s Apache combat mission simulators, the German Tornado simulators, and the US Army’s 160th Special Operations Aviation Regiment’s MH-47 and MH-60 combat mission simulators. CAE’s Medallion-S image generator is also being installed on new-build simulators, including the Canadian Forces CP-140 Patrol Aircraft simulator and the A109 simulator for Rotorsim.

Military support services include the provision of contractor logistics support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for most of the Canadian Forces flight simulators at six bases and all but one of the installed flight simulators of the German Army, Air Force and Navy. In the US, CAE provides a range of services across a wide number of bases, including the instruction of UAV Predator operators. CAE also provides a range of support services to facilities in Australia, the UK, the Netherlands and Italy, as well as mission software support for Canada’s CF-18 fighter aircraft.

CAE will focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defence contractors, will enable it to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers such as AgustaWestland (CAE’s partner in the Rotorsim consortium) with whom CAE has entered into a joint venture to deliver training equipment and services in support of AgustaWestland aircraft sales worldwide, and Lockheed Martin, with whom CAE is teamed on the C-130J Maintenance and Aircrew Training System program for the USAF.

In July 2004, Eurofighter Simulation Systems GmbH awarded a contract to CAE to provide a range of engineering and on-site support services for the visual systems on the Eurofighter Aircrew Synthetic Training Aids program. The contract is valued at approximately $30 million over five years.

In June 2004, the United States Navy has awarded CAE USA a contract initially valued at US$38 million ($52 million) to develop two MH-60S tactical operational flight trainers (“TOFTs”) and two MH-60S weapons tactics trainers (“WTTs”). This contract grew significantly in fiscal 2005 as the US Navy exercised some contract options ahead of schedule for an additional MH-60S TOFT and two additional MH-60S WTTs, bringing the total value in fiscal 2005 to more than US$60 million.

The majority of CAE’s contract revenue in its military simulation and training business result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically,

•	the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

•	the government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

•	the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

The military simulation and training market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to improve its lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE launched a research and development program to introduce CAE NeTTS™ (Networked Tactical Training Solutions), a new PC-based architecture to address the requirement for scalable, re-configurable, cost effective training devices. With a leading-edge technology solution, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

Discontinued Operations

In fiscal 2004, CAE completed the divestiture plan started in December 2001 of all its non-core operations. On April 30, 2003, CAE completed the sale of the operations of CAE Beyss GmbH, another of CAE’s Cleaning Technologies businesses, to Bavaria Industriekapital AG. Because the business had not been profitable for some time, CAE received nominal consideration. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in additional charges recorded in the results of Discontinued Operations. On May 2, 2003, CAE completed the sale of its remaining wood products business to Carmanah Design & Manufacturing Inc., a TD Capital company, for proceeds of approximately $20 million, plus certain rights to further payment if future earning targets are attained by the wood products business. On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technologies business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration was approximately US$2.1 million. In addition, the Company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53-month period from closing.

In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. The plan was consistent with the Company’s strategic process of focusing on its core competency — the development and use of simulation and modeling technology to provide training solutions. On February 3, 2005, CAE completed with L-3 the sale of substantially all of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of $53.0 million (£23.0 million) of project finance related debt for the UK Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed during fiscal 2006. The expected proceeds on the sale of these components are nominal.

The results of Marine have been reported as discontinued operations and previously reported statements have been reclassified. This transaction resulted in a gain of $103.9 million, net of taxes of $25.1 million.

Research and Development

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development (“R&D”). Each business segment is encouraged to apply R&D across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE’s R&D development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company’s future. In addition to the basic internal research and development, R&D may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense. Certain CAE initiatives also receive the support of the Canadian government through Technology Partnerships Canada.

Total R&D expenditures include basic R&D costs as well as program related development costs. Basic internal R&D expenditures were in excess of $23 million for fiscal 2005, the product portion of which was largely associated with the development of the CAE NeTTS™ training system, CAE’s SimFinity™ training system, and CAE’s Medallion-S™ visual system. In addition to these development activities, basic internal research and development funds a variety of product enhancement and process improvement initiatives. Basic research and development expenditure is expected to be about 20% lower in fiscal 2006 and will be primarily focused on further developing CAE NeTTsTM and SimFinityTM training systems.

5.1 (b) Production and Services

Production

CAE’s manufacturing facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes five major stages: design, manufacture and assembly, testing, pack and ship and final test on site. Military simulators are much more complex and unique than civil simulators, and therefore take more time to design, manufacture and test.

Manufacturing is organized into 12 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables and harnesses, cabinets and chassis, aircraft instruments and avionics), and mechanical (welding, sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly).

Services

CAE’s flight training services are provided to customers as described in section 5.1(a), “Summary of Business Segment”, of this AIF.

CAE provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company’s technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed FFS while providing valuable insights into customer training needs.

5.1 (c) Specialized Skill and Knowledge

CAE employs predominantly engineers and software development staff, as well as flight training experts. As an industry leader, CAE is able to train its staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. CAE has not experienced material difficulty in recruiting appropriate staff to carry out its manufacturing, training and development work.

5.1 (d) Competition

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company’s customers, partners and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

•	the performance and flexibility of its products;

•	reputation for prompt and responsive contract performance;

•	accumulated technical knowledge, intellectual property and expertise;

•	strong after sales support;

•	breadth of product line; and

•	price.

CAE’s future success will depend in large part upon its ability to improve existing product lines, develop new products and technologies in the same or related fields, improve delivery intervals and reduce the costs it incurs in producing its products and services.

CAE’s major competitors in the military simulation and training market include Lockheed Martin Corporation, L-3, Boeing, Rockwell Collins NLX Corporation, Indra Systemas, Alenia Marconi Systems, Thales Training Simulation, Flight Safety International, Inc. and Rheinmetall Defence Electronics GmbH. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE’s major competitors in the civil simulation equipment market include Thales Training & Simulation and Rockwell Collins Simulation division. Evans & Sutherland Computer Corporation also competes for visual systems. The Company’s major competitors in civil pilot training include FlightSafety International, Inc., Alteon Training L.L.C. (formerly FlightSafety Boeing Training International), GECAT and PanAm International Flight Academy Inc.

5.1 (e) Components

CAE deals with a variety of goods and services suppliers across its business segments. It is not dependent on any single supplier for any key manufacturing components or services. Significant shortages of goods and services are not expected, and have not been encountered in the past. However, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

5.1 (f) Intangible Properties

CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE’s intellectual property and that of third parties. CAE’s Intellectual Property Committee is mandated to oversee the protection, management and exploitation of the Company’s inventions, trade secrets and other intellectual property.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Technology Partnerships Canada restrict CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or Technology Partnerships Canada’s consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation, the Company believes that the CAE brand and some of its trademarked products have value in the markets it addresses.

5.1 (g) Cycles

There is a very limited cyclicality or seasonality to CAE’s businesses. The MS&T division sells to government customers such that there is no evident cycle to the intake of orders. The same largely applies to the CS&T division’s equipment sales to airlines, though to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company will be affected by such cycles. The CS&T division’s flight training services do experience an element of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.

5.1 (h) Environmental Protection

CAE believes its current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on the Company’s capital expenditures, earnings or competitive position.

CAE operations include, and past operations and those of some past operators at some of the Company’s sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to health and safety and environmental laws and regulations in the various countries in which CAE operates or has operated. Examples of claims in respect of former CAE operations include two claims against CAE in respect of the former CAE Electronics facility at the Edmonton International Airport, both of which CAE is contesting.

Separately, the New York State Department of Environmental Conservation (DEC) is studying whether Trichloroethene (TCE), allegedly present in ground water at or near CAE-USA’s former Link Hillcrest New York facility site, could be evaporating and following soil vapors into homes. If it is, the DEC is trying to determine whether chemical oxidation of the affected land, or an air pump system installed in affected homes, would be the better remedy; as well as which properties, and parties, may have contributed to the alleged contamination. CAE is in discussions with the DEC, a neighbouring company and local officials to examine ways of resolving these concerns; no order has been issued against CAE in this regard.

5.1 (i) Employees

CAE currently employs approximately 4,800 employees of which approximately 750 are unionized and covered by 12 collective agreements. Three labor contracts were ratified in fiscal 2005. During fiscal 2006, CAE will enter into negotiations for the renewal of four collective agreements. The collective agreement for 575 employees in Montreal will remain in force until June 2008. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

5.1 (j) Foreign Operations

For the fiscal year ended March 31, 2005, sales to customers outside Canada accounted for approximately 92% of CAE’s revenue such that CAE is very dependent upon foreign sales and operations. The Company expects that sales outside Canada will continue to account for most of its revenue for the foreseeable future.

The Company believes that its physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defence contractors who are important decision makers regarding defence contracts. In fiscal 2005 Military was awarded contracts by the Naval Air Systems Command to provide the U.S. Navy a range of MH-60S training systems and upgrade the U.S. Navy’s P-3C operational flight trainers. Germany’s Bundesamt fur Wehrtechnik und Beschaffung (BWB – procurement agency for Germany’s military forces), Canada’s Department of National Defence (DND), Lockheed Martin, and the U.S. Army’s Program Executive Office – Simulation, Training and Instrumentation (PEO-STRI) also awarded contracts to CAE. Following the acquisition of BAE SYSTEMS Flight Simulation and Training in Tampa in fiscal 2002 and the subsequent creation of CAE USA Inc., CAE’s ability to win contracts with the US military has been significantly enhanced with the awarding of prime contractor status under several omnibus procurement programs.

As a result, CAE is also subject to risks of doing business internationally, including:

•	changes to regulatory requirements;

•	changes to domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

•	the complexity and necessity of using foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;

•	the difficulty of managing and operating an enterprise spread over various countries;

•	compliance with a variety of foreign laws; and

•	general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company’s operations in the future.

5.1 (2) Reorganization

Following Robert E. Brown’s arrival as Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Company has reconfirmed its strategic direction. It adopted a plan intended to protect its technological leadership while at the same time fostering synergies between its various operating units, and implementing sound business practices. The plan maintains the existing Civil and Military

Groups, and adds a third: Simulation Products. The reorganization, which became effective April 1, 2005, is expected to result in significant savings to the Company and to position it well to face new market realities.

The major priorities of the newly formed Civil Training & Services Group (“CT&S”) are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, CT&S is expected to consolidate training centres where duplication exists, and to reallocate a number of simulators to maximize yield.

The Military Simulation & Training (“MS&T”) Group’s main goals are to service the defence market with technological excellence in modeling and simulation; to increase the Company’s market share of the military training market, and to explore opportunities in non-traditional areas of the defence market, including such areas as analysis and planning.

The newly formed Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, global procurement, and the marketing and sales of civil equipment. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

Fiscal year 2006 will be a transitional year for CAE while the Company addresses its business processes and cost structure, with the goal of ending the year with a restructured and solid earnings base.

5.2 Risk Factors

Execution of Restructuring

CAE’s future success depends in part on the ability of its current management team to timely deploy the restructuring plan described in Section 5.1(1) (a) hereof, “Restructuring Charges” and ensure that the Company will fully benefit from that plan.

CAE’s sales cycle is often lengthy and unpredictable, which could result in volatility in its operating results and the price of its common shares.

The sales cycle of CAE’s products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE’s products and services, the Company may incur expenses and expend management effort. The result of making these expenditures, with no corresponding revenue in any given quarter, could further exacerbate fluctuations of its quarterly operating results and share price volatility.

CAE’s success depends on the reliability of its products, the quality of its services and its ability to adapt to changing customer needs in a timely manner.

The civil aviation and military markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and evolving industry standards. CAE’s failure to predict accurately the future needs of its customers and prospective customers and to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers.

A reduction in defence spending could result in a decrease in CAE’s revenue.

CAE relies on sales to military customers around the world to generate a significant portion of its revenue. In fiscal 2005, such sales by Military Simulation and Training accounted for a significant portion of its revenues. CAE acts as prime contractor or major subcontractor for various US, European, Canadian and other foreign government programs. The termination of funding for a government program would result in a loss of anticipated future revenue attributable to that program which could have a negative impact on CAE’s operations. A significant reduction in military expenditures by countries with which CAE has contracts could materially adversely affect its sales and earnings.

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on the airline industry.

CAE derives a material portion of its revenue from the supply of equipment and services to the commercial and business airline industry. The continued unprofitability generally of the major airlines has lead to a reduction or delay of new aircraft purchases which has resulted in reduced simulator orders and pricing constraints.

Intense competition in CAE’s target markets could limit its ability to attract and retain customers.

The markets in which CAE sells its simulation and control equipment and training services are highly competitive. Some of the Company’s competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

CAE is subject to the risks of doing business abroad and currency fluctuations.

CAE has operations in numerous countries and sells its products and services to customers around the world. For the fiscal year ended March 31, 2005, sales to customers outside the US and Canada accounted for approximately 50% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally. The majority of CAE’s revenue is not currently denominated in Canadian dollars, and the Company expects that its revenue will continue to be generated in currencies other than the Canadian dollar. A substantial portion of operating expenses are payable in Canadian dollars. Fluctuations in the Canadian dollar exchange rate will impact results of operations and financial condition from period to period. CAE is also subject to the risks of changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE’s currency hedging activities may not be successful.

CAE’s use of fixed-price and long-term supply contracts could subject the Company to losses if there are cost overruns.

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE’s contracts to supply simulators to commercial airlines are long-term agreements for up to 20 years. These agreements establish the prices for the simulators to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE’s results of operations could be adversely affected. CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

CAE’s government-funded military programs are regulated and subject to audit.

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiation of fixed-price contracts. Further, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities which purely private sector companies are not subject to, the results of which could have a material adverse effect on operations. Failure to comply with applicable government regulations and requirements could lead to suspension or being barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE’s operations and could have a negative effect on its reputation and ability to procure other government contracts in the future.

In the future, CAE may not be able to obtain financial support for research and development activities.

Some of CAE’s research and development initiatives have been carried out with the financial support of governmental agencies including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may have to find other financing, which may not be available.

CAE may experience contract cancellations within its existing backlog of orders.

At March 31, 2005, CAE had several hundred active contracts representing a total order backlog of $2.5 billion. Approximately 60% of the backlog is comprised of long-term contracts where revenues are guaranteed or expected based on current customer requirements. If certain of the Company’s customers become insolvent or experience other financial difficulties, CAE’s revenue would be adversely affected. In addition, contracting customers may terminate these contracts, unilaterally in some cases, if they desire. CAE cannot assure that its existing backlog will result in sales or that any such sales will be profitable.

CAE’s ability to protect its intellectual property is limited, and competitors may use CAE’s technology which could weaken the Company’s competitive position.

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE’s technology or deter others from developing similar technologies. Enforcement of CAE’s intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

Reliance on the intellectual property of others could prevent or delay CAE’s performance of contracts or negatively impact margins.

CAE’s products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE’s simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company’s simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

Claims by other companies that CAE’s products infringe their proprietary rights could adversely affect the Company’s ability to sell its products and increase its costs.

Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defence of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE’s intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

CAE’s union agreements are subject to renewal, and the Company may be unable to retain qualified personnel which would harm the ability to carry out its business strategy.

CAE is party to 12 collective bargaining agreements throughout its business units which are subject to expiration at various times in the future. If CAE is unable to renew these agreements, or others as they become subject to renegotiation from time to time, it could result in work stoppages and other labor disturbances which could have a material adverse effect on CAE’s business. CAE’s success depends to a significant degree upon the continued contributions of its qualified technical personnel and its future ability to attract and retain highly skilled personnel.

Any inability to attract and retain qualified personnel in the future may seriously harm CAE’s business and results of operations.

CAE’s debt agreements may restrict its ability to finance future operations and, if the Company is unable to meet its financial covenants, could cause CAE’s debt to be accelerated.

Both the indenture governing CAE’s senior notes and the terms of CAE’s credit facilities contain restrictive covenants. These restrictions could hurt the Company’s ability to finance future operations or capital needs, or to engage in other business activities that may be in CAE’s interest. In addition, CAE is also required to comply with specified ratios and tests, including leverage, interest coverage ratios and a consolidated net worth test. A breach of any of these agreements or inability to comply with the required financial ratios or limits could result in a default, which would permit CAE’s lenders to declare amounts owed to them due and immediately payable.

CAE’s level of debt may adversely affect its financial and operating activity, and it may encounter difficulties in refinancing its debt.

CAE incurred indebtedness in connection with fiscal 2002-2003 acquisitions and CAE’s capital expenditures were greater during the last two years than historical levels as the Company executed its business plan. In the future, CAE may borrow more money, subject to the limitations imposed by senior notes and credit facilities. CAE’s indebtedness may affect the way it conducts business. A material element of CAE’s debt matures in fiscal 2007 and if CAE is not able to refinance that debt on acceptable terms and conditions CAE may be adversely affected.

CAE may be subject to significant environmental liabilities imposed by environmental laws and regulations or contractual indemnities.

CAE’s operations include, and its past operations and those of some past operators at some of its sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a material adverse effect on its financial condition and results of operations.

CAE may be subject to liability claims arising from casualty losses.

Due to the nature of CAE’s business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft for which CAE has provided training equipment or services, including claims for serious personal injury or death. CAE may also be subject to product liability claims in connection with past equipment and service sales by businesses comprising CAE’s Discontinued Operations. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

The products CAE manufactures may be subject to warranty or other claims.

The simulators CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE’s products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated in the customers’ equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations.

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services, or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing law or regulation on its operations and any changes could have a material adverse effect on its results of operations or financial condition.

Sales or licenses of certain CAE products require regulatory approvals.

The sale or license of virtually all of CAE’s products is subject to regulatory controls, including the prohibition of sales to certain countries, or of certain technology such as military-related simulators or other training equipment including military data or parts, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operates could subject the Company to fines and other material sanctions.

CAE’s ability to retain and attract key personnel.

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

ITEM 6 — DIVIDENDS

CAE paid a quarterly dividend of $0.03 per common share during the period of April 1, 2002 to December 31, 2004. CAE reduced the quarterly dividend to $0.01 per common share with effect as of February 11, 2005. The Company currently intends to maintain the quarterly dividend of $0.01 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the directors may deem relevant. The Company’s contracts with Technology Partnerships Canada prohibit the payment of a dividend if such payment would prevent payment to Technology Partnerships Canada of a royalty owed under the contract.

The Company’s Dividend Reinvestment Plan (DRIP) provides that Canadian resident eligible shareholders can elect to receive common stock dividends in lieu of cash dividends. During fiscal 2003, 2004 and 2005, CAE issued 54,622, 106,002 and 126,901 common shares, respectively, as share dividends.

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2005, 248,070,329 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

ITEM 8 — MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol “CAE” and on the New York Stock Exchange under the symbol “CGT”.

8.1 Trading Price and Volume

CAE Inc.
TSX Share Price Information
FY 2005

Month	Max	Min	Total Volume
April-04	$6.24	$5.56	19,904,111
May-04	$5.89	$5.16	17,831,500
June-04	$6.18	$5.33	14,989,226
July-04	$6.39	$5.74	13,109,001

Month	Max	Min	Total Volume
August-04	$6.55	$5.26	17,045,510
September-04	$5.85	$5.48	12,973,167
October-04	$5.71	$4.66	15,494,401
November-04	$5.07	$4.40	18,164,028
December-04	$5.10	$4.41	14,864,185
January-05	$5.22	$4.67	34,231,351
February-05	$5.88	$4.90	36,854,729
March-05	$6.04	$5.22	17,246,110

CAE Inc.
NYSE Share Price Information
FY 2005

Month	Max	Min	Total Volume
April-04	$4.77	$4.08	572,900
May-04	$4.29	$3.72	376,800
June-04	$4.59	$3.87	464,900
July-04	$4.82	$4.34	326,000
August-04	$4.99	$4.00	394,100
September-04	$4.51	$4.22	524,600
October-04	$4.51	$3.85	334,500
November-04	$4.13	$3.77	697,900
December-04	$4.25	$3.59	2,240,500
January-05	$4.27	$3.87	754,700
February-05	$4.76	$3.96	561,100
March-05	$4.99	$4.19	1,201,400

ITEM 9 — DIRECTORS AND OFFICERS

The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the directors and officers of the Company, the positions and offices held by them in the Company, their respective principal occupations for the last five years, and the year in which they became a director are set forth below. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Compensation Committee and the Executive Committee.

9.1 Name and Occupation

DIRECTORS

Name and Municipality of
Residence and
Year first became a director	Principal Occupation

Brian E. Barents Andover, Kansas, USA (2005)	Director of Kaman Corporation, Eclipse Aviation Corporation, the Nordam Group and Aerion Corporation, as well as a board member of the Flight Safety Foundation and a member of the Board of Trustees of Embry-Riddle Aeronautical University. A former Air National Guard Brigadier General and still an active pilot, Mr. Barents was the President, CEO and co-founder of Galaxy Aerospace Company, LP from 1997-2001 and before that Chairman, President and CEO of Learjet, Inc. from 1989-1996. Mr. Barents is a member of the Compensation Committee.

Robert E. Brown Westmount, Quebec, Canada (2004)	President and Chief Executive Officer of the Company and a member of the Executive Committee. Mr. Brown was Chairman of the Board of Air Canada from May, 2003 to October, 2004, and before this, Mr. Brown was President and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown is a Director of Nortel Networks Corporation, Allen-Vanguard Corporation, ACE Aviation Holdings Inc. and several listed venture capital companies.

John A. (Ian) Craig Ottawa, Ontario, Canada (2000)	Business consultant. Mr. Craig is also a director of Bell Canada International Inc., Arris International, XPU Capital and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.

Richard J. Currie, O.C. Toronto, Ontario, Canada (2001)	Non-executive Chairman of Bell Canada Enterprises Inc. and of Telesat. He is a Director of Staples, Inc. and Petro-Canada and Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.

Name and Municipality of
Residence and
Year first became a director	Principal Occupation

H. Garfield Emerson, Q.C. Toronto, Ontario, Canada (1992)	National Chairman and a senior partner of the national law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also the Chairman of the Board of Rogers Communications Inc. and the Vice-Chairman of the Board of Rogers Wireless Communications Inc. He is also a Director of Canada Deposit Insurance Corporation, Rogers Cable Inc., Rogers Media Inc., Wittington Investments, Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is a member of the Governance Committee.

Anthony S. Fell, O.C. Toronto, Ontario, Canada (2000)	Chairman of RBC Dominion Securities Inc. Mr. Fell is also Chairman of Munich Reinsurance Company of Canada, a Director of BCE Inc., Bell Canada, Loblaw Companies Limited and Telesat, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee.

Paul Gagné, CA, Montreal, Quebec, Canada (2005)	Director of Textron Inc., Inmet Mining Corporation, Wajax Limited, Fraser Papers Inc. and several private companies. Between 1998 and 2002, Mr. Gagné served as a consultant to Kruger Inc. and a Director of its UK Tissues Group. Prior to that, he was sequentially the Vice President Finance, Chief Operating Officer, Chief Executive Officer and Chairman of Canadian Pacific Forest Products Limited and Avenor Inc. Mr. Gagné is a member of the Audit Committee.

The Honourable James A. Grant, P.C., C.M., Q.C. Montreal, Quebec, Canada (1991)	Partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a Director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation and Executive Committees.

Name and Municipality of
Residence and
Year first became a director	Principal Occupation

James F. Hankinson Toronto, Ontario, Canada (1995)	President and Chief Executive Officer of Ontario Power Generation Inc. He is also a Director of Maple Leaf Foods Inc., Ontario Power Generation Inc. and Chair of the Board of Trustees of ROW Entertainment Income Fund. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance Committee.

E. Randolph (Randy) Jayne II Tysons Corner, Virginia (2001)	Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996–present) and is currently the Office Managing Partner of the firm’s Tysons Corner, VA office. Mr. Jayne is a member of the Compensation Committee.

James W. McCutcheon, Q.C. Toronto, Ontario, Canada (1979)	Counsel to the law firm of McCarthy Tétrault LLP. Mr. McCutcheon is a Director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991–1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.

Lawrence N. Stevenson Philadelphia, Pennsylvania, USA (1998)	Chief Executive Officer of Pep Boys, a NYSE-listed U.S. automotive services company. Mr. Stevenson is also a Director of SNC-Lavalin Group Inc. Mr. Stevenson is Chairman of the Compensation Committee.

Lynton R. Wilson, O.C. Oakville, Ontario, Canada (1997)	Chairman of the Board of the Company. Mr. Wilson is the Chairman of Nortel Networks Corporation and of Allergen NCE Inc., and is also a Director of DaimlerChrysler AG, Mercedes-Benz Canada Inc., and DaimlerChrysler Canada Inc. He is the Chairman of the Executive Committee and is a member of the Compensation and Governance Committees.

OFFICERS WHO ARE NOT DIRECTORS

Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

Donald W. Campbell Ottawa, Ontario, Canada	Group President, Military Simulation and Training; formerly Executive Vice President, Military Simulation and Training 2000 to 2002; Deputy Minister of Foreign Affairs (Canada) and Prime Minister’s Personal Representative for Economic Summits, 1997 to 2000; Canadian Ambassador to Japan, 1993-1997.

Marc Parent Blainville, Quebec, Canada	Group President, CAE Simulation Products: formerly Vice President and General Manager, Challenger Programs and Dorval Plants at Bombardier Aerospace 2004 to 2005; Vice President and General Manager at Bombardier Aerospace US operations, from 2003 to 2004; Vice President and General Manager, at Bombardier Aerospace, Toronto Site (former deHavilland) from 2001 to 2003.

Jeffrey G. Roberts Hudson, Quebec, Canada	Group President, Civil Training and Services of CAE Inc. appointed in February 2004 prior to this nomination he had joined CAE team in 2001, formerly Chief Executive Officer SimuFlite Training International Inc. 1999 to 2001.

Alain Raquepas, CA, BCC St. Lambert, Quebec, Canada	Chief Financial Officer; formerly Vice President Finance, Military Simulation and Training, 2000 to 2005.

Hartland J.A. Paterson Westmount, Quebec, Canada	Vice President, Legal, General Counsel and Corporate Secretary, 2001 to present; formerly Vice President, Legal and Regulatory of Cable & Wireless PLC (Japan), 1999 to 2001.

Eric Gemme, CA, CPA, CBV St. Hubert, Quebec, Canada	Vice President and Corporate Controller, 2005; formerly Director Finance, Civil Simulation and Training. From 2001 to 2003 he occupied the function of Director, Mergers & Acquisitions and subsequently Vice President, Finance and Treasurer of Cognicase Inc. Prior to 2001, he was with PricewaterhouseCoopers LLP where he held various positions in their audit and corporate finance services.

Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

Guy Blanchette, CA, CMA St-Bruno, Quebec, Canada	Vice President, and Treasurer, 2004 to present; formerly Chief Financial Officer Alstom Canada Inc.; Vice President Finance and Strategic Planning with SNC Industrial Technologies Inc. before he became Vice President, Treasurer and General Manager with SNC-Equity.

(1)	Where the date 2000 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over common shares, which represent 1.5 % of the Company’s outstanding common shares.

9.2 Cease, Trade Orders, Bankruptcies, Penalties or Sanctions

None of the proposed directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except that Messrs. Wilson and Brown were subject to cease trade orders of the Ontario Securities Commission and two other Canadian securities regulators prohibiting them, as directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, “Nortel”), from trading in securities of Nortel. The orders were lifted after the receipt by the regulators of filings Nortel was required to make.

Mr. Brown joined the board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003 to help manage the financial crisis in which that company found itself.

9.3 Conflicts of Interest

The law firm Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Company in fiscal 2005 and continues to provide such services to the Company. The law firm’s fees to the Company are less than 2% of the law firm’s annual consolidated gross revenues.

ITEM 10 – TRANSFER AGENTS AND REGISTRARS

The Company only has common shares issued. The Company’s transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

ITEM 11 – MATERIAL CONTRACTS

In fiscal 2005, CAE entered into one non-ordinary course material contract, being the sale agreement in respect of the divestiture by the Company of its Marine Controls division. For further particulars of this contract, please refer to section 5.1(a) “Discontinued Operations” of this AIF.

ITEM 12 – AUDIT COMMITTEE

12.1 Mandate

The mandate of CAE’s Audit Committee is as follows:

“ROLE AND MEMBERSHIP

The Audit Committee (“the Committee”) shall be a committee to the Board of Directors.

The Committee shall consist of not fewer than four (4) such directors, one of whom shall be the Chairman of the Committee. All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements applicable to such determination. Each member shall annually certify to CAE as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the audit committee. One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board. If the designated Chairman of the Committee is unable to attend a Committee meeting, the other Committee members present may elect a replacement Chairman for that meeting.

A majority of members of the Committee shall constitute a quorum.

RESPONSIBILITIES

Work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

REVIEW OF AUDITED FINANCIAL STATEMENTS

1.	Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

•	Review the appropriateness of and any changes to the underlying accounting principles and practices.

•	Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives.

•	Review financial risks, uncertainties, commitments and contingent liabilities and discuss policies with respect to financial risk assessment and risk management.

ENGAGEMENT OF EXTERNAL AUDITORS

2.	Recommend to the Board of Directors the appointment of the external auditor, which shall be accountable to the Board and the audit committee as representatives of the shareholders.

3.	Review and approval of engagement letter. As part of this review the committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee is responsible for the oversight of the work of the company’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee. The Committee shall approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time in accordance with the policy and procedures attached hereto.

4.	Receipt of a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and CAE that may impact the objectivity and independence of the auditor. Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other rules, or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence. Review and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of CAE.

REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

5.	Review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

6.	Request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses. Request and review an annual report prepared by the external auditors regarding the auditor’s internal quality-control procedures, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues. Meet separately, periodically, with external auditors.

7.	Make specific and direct inquiry of the external auditors relating to:

•	Performance of management involved in the preparation of financial statements.

•	Any restrictions on the scope of audit work.

•	The level of cooperation received in the performance of the audit.

•	The effectiveness of the work of internal audit.

•	Any unresolved material differences of opinion or disputes between management and the external auditors.

•	Any transactions or activities which may be illegal or unethical.

•	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firm and its affiliates.

•	Any other matter so desired.

REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

8.	Review the annual internal audit plan including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget. Meet separately, periodically, with internal auditors.

9.	Make specific and direct inquiry of the internal auditors relating to:

•	Any significant recommendations to improve internal control and corresponding management responses.

•	The level of independence of internal audit.

•	Any material disagreement with management.

•	Any other matter so desired.

REVIEW AND DISCUSSION WITH MANAGEMENT

10.	Review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities as well as discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

11.	Review with management the annual performance of external and internal audit.

REVIEW OF OTHER PUBLIC DOCUMENTS

12.	Ensure the Committee reviews all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF). In certain cases which involve severe timing considerations, the Committee may designate the responsibility for review to any two members of the Committee. Review and monitor practices and procedures adopted by the company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors. Discuss CAE’s financial information and earnings guidance, if any, provided to analysts and rating agencies.

13.	Review significant changes in the accounting principles to be observed in the preparation of the accounts of the company and its subsidiaries, or in their application, and in financial disclosure presentation.

14.	Prepare such reports of the Committee as may be required by any applicable securities regulatory authority to be included in the company’s information circular or any other disclosure document of the company.

15.	The Committee shall review and approve the procedures set out in the company’s Corporate Communications & Disclosure Policy and will annually verify that adequate procedures exist within the company for the review of its disclosure of financial information derived from its financial statements.

OTHER RESPONSIBILITIES

16.	The Board may refer from time to time such matters relating to the financial affairs of the company as the Board may deem appropriate.

MEETINGS

17.	The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

ENGAGEMENT OF PROFESSIONAL SERVICES

18.	The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The company shall provide for appropriate funding, as determined by the Committee, for such services.

HANDLING OF COMPLAINTS

19.	The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

ANNUAL REVIEW

20.	The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall also perform an annual evaluation of the performance of the Committee and shall report to the Chairman of the Governance Committee of the CAE Board of Directors thereon.”

12.2 Membership

The members of CAE’s Board of Director Audit Committee are:

Mr. James F. Hankinson (chair)
Mr. James W. McCutcheon, Q.C.
Mr. John A. (Ian) Craig
Mr. Richard J. Currie
Mr. Paul Gagné

Each of these members is independent and financially literate.

Mr. Hankinson is a chartered accountant and has a Master of Business Administration from McMaster University. He served as President and Chief Executive Officer of New Brunswick Power Corporation from 1996 to 2002. In 1973, he joined Canadian Pacific Limited, and served as chief operating officer from 1990 to 1995. Mr. Hankinson is also a member of the Audit Committee of the board of directors of Maple Leaf Foods Inc.

Mr. McCutcheon has extensive board experience. He is also member of the Audit Committees of the boards of directors of Noranda Inc. and of The Empire Life Insurance Company.

Mr. Craig has extensive board experience. He is also member of the Audit Committees of the boards of directors of Bell Canada International Inc. and ARRIS Group Inc.

Mr. Currie has extensive board experience and is a graduate of the Harvard Business School. In 2001 Mr. Currie was elected CANADA’S OUTSTANDING CEO OF THE YEAR.™ In 2003 he was elected to the Canadian Business Hall of Fame. In February, 2004 he was the recipient of the McGill Management Achievement Award, and in May, 2004 he was inducted as a Fellow of the Institute of Corporate Directors.

Mr. Gagné is a chartered accountant. He was sequentially the Vice-President Finance, Chief Operating Officer, Chief Executive Officer and Chairman of Canadian Pacific Forest Products

Limited and Avenor Inc. Mr. Gagné is chairman of the Audit Committees of the boards of directors of Fraser Papers Inc., Textron Inc. and Inmet Mining Corporation

12.3 Approval of Services

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (“PwC”), the auditor of the Company, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and its affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide the Company.

The following chart shows all fees paid to PwC by the Company and its subsidiaries in the most recent and prior fiscal years for the various categories of services (generic description only).

	Fiscal 2005	Fiscal 2004
Fee Type	(Millions $)	(Millions $)
Audit Services: Annual audit of the consolidated financial statements, including quarterly reviews, statutory audits or financial audits for subsidiaries and affiliates of the Company; services associated with documents filed with regulatory authorities.	2.3	2.0

Audit-related Services*: Translation service for financial results; due diligence services pertaining to potential acquisitions/dispositions; audit procedures related to accounting and/or billing records; consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by any regulatory or standard setting bodies; audit of closing balance sheet, working capital statement and/or any similar statements pertaining to business dispositions; and assistance re implementation of the requirements of laws, regulations or listing standards including assistance with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.
	0.7	0.8

	Fiscal 2005	Fiscal 2004
Fee Type	(Millions $)	(Millions $)
Tax Services: Federal, provincial, state and local tax compliance and advice; assistance with tax audits and appeals before governmental agencies; tax-related valuation services, including transfer pricing and cost segregation studies.	0.3	0.7

Other Services: Software and news services.	—	0.1

Total:	3.3	3.6

*	Audit-related fees include fees relating to the issuance of a prospectus and due diligence in connection with the Company’s acquisitions and divestitures.

ITEM 13 — ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated May 12, 2005, in connection with the Company’s Annual and Special Meeting of Shareholders held on June 22, 2005. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in the Company’s Annual Report to the shareholders for the financial year ended March 31, 2005. A copy of such documents may be obtained from the Vice President, Global Communications or the Secretary of the Company upon request, or available online at www.sedar.com, as well as the Company’s website at www.cae.com.

In addition, the Company will provide to any person or company, upon request to the Vice President, Global Communications or the Secretary of the Company, the documents specified below:

(a)	When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

SCHEDULE “A” — SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company. All companies are wholly owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation

Canada

3985954 Canada Inc.	Canada
4025164 Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Railway Ltd.	Canada
CAE Machinery Ltd.	British Columbia
CAE Simulator Services Inc.	Quebec
Greenley & Associates Incorporated	Canada

United States

CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE Railway Inc.	Delaware
CAE USA Inc.	Delaware
Civil Aviation Training Solutions Inc.	Florida
CAE SimuFlite Inc.	Texas

Europe

CAE Center Brussels N.V	Belgium
Simubel N.V. (a CAE Aviation Training Company).	Belgium
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Elektronik GmbH	Germany
CAE Verwaltungsgesellschaft mbH.	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
Helicopter Training Media International GmbH	Germany
HFTS Helicopter Flight Training Services GmbH	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)	Germany
CAE International Capital Management Hungary LLC	Hungary
CAE Visual Software Private Limited	India
Rotorsim (Consortium) (50%)[1]	Italy
CAE Investments S.à r.l.	Luxembourg
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aviation Training B.V.	Netherlands

[1]	Partnership

Jurisdiction of
Name of Subsidiary	Incorporation

CAE Center Amsterdam B.V.	Netherlands
CAE Center Maastricht B.V.	Netherlands
CAE Flight Crew Training B.V.	Netherlands
CAE Holdings BV	Netherlands
CAE Investments BV	Netherlands
CAE Training Aircraft B.V.	Netherlands
CAE Training B.V.	Netherlands
NLS Amsterdam B.V.	Netherlands
Academia Aeronautica De Evora S.A.(56%)	Portugal
CAE Euroco S.à.r.l.	Portugal
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
CAE Holdings Limited	United Kingdom
Invertron Simulators plc	United Kingdom
CAE (UK) plc	United Kingdom
CAE Aircrew Training Services plc (78%)	United Kingdom
CVS Leasing Limited (13.39%)	United Kingdom
Fast Holdings Limited (47.5%)	United Kingdom
Fast Training Services Limited	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom

Other

CAE Australia Pty Ltd	Australia
CAE South America Flight Training do Brasil Ltda	Brazil
CAE Aviation Training Chile Limitada[2]	Chile
Qindao Fei Sheng International Aviation Training Technology Development Co. Ltd. (33%)	China
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)	China
CAE Dubai LLC (49%)	Dubai
CAE Electronics Private Ltd	India
CAE Electronics SDN BHD	Malaysia
CAE Labuan Inc	Malaysia
CAE Aviation Training International Ltd	Mauritius
Flight Training Device (Mauritius) Limited	Mauritius

[2]	Partnership

DISCONTINUED OR INACTIVE

Jurisdiction of
Name of Subsidiary	Incorporation

Canada

CAE Pederson Ltd. (49%)	British Columbia

United States

CAE CT Inc.	California

Europe

CAE Screenplates SA	France
CAE Beteiligungsgesellschaft mbH	Germany
CAE Screenplates AB	Sweden

Other

CAE Simco (Barbados) Ltd.	Barbados
CAE MRAD Pty Ltd.	Australia
ISDAT Simulation SDN BHD (20%)	Malaysia